DECHERT LLP

1775 I STREET, N.W.

WASHINGTON, D.C. 20006

(202) 261-3300

October 15, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Torray Fund

     (File Nos. 811-06096 and 33-34411)

Ladies and Gentlemen:

On behalf of The Torray Fund (the “Trust”), attached for filing via the EDGAR system pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 26 to the Trust’s registration statement on Form N-1A. This filing is being made for the purpose of registering shares of the Torray Resolute Fund, a new series of the Trust (the “New Fund”).

As counsel to the Trust, we hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that this Post-Effective Amendment No. 26 receive selective review from the Commission and its staff due to the fact that the disclosure set forth herein regarding the New Fund is substantially similar to the disclosure concerning another series of the Trust, the Torray Fund, that has previously been filed and received your review. The New Fund will be managed in a style that is similar to the Torray Fund, the primary difference being that the New Fund has different portfolio managers than the Torray Fund and the New Fund employs a slightly different investment strategy. The other information regarding the New Fund, including information on purchasing shares, the investment adviser, the Board of Trustees, the service providers and other related information is the same as that previously submitted and reviewed with respect to the Torray Fund as well as each of the other series in the Trust.

On behalf of the Trust, we hereby undertake to make an additional filing of the Trust’s registration statement on or before December 31, 2010 in order to respond to any comments that you might have with respect to this filing and to add additional exhibits and any additional non-material disclosure that may be required in order to complete the registration statement.

Please do not hesitate to contact the undersigned at (202) 261-3364 or Stephen Cohen at (202) 261-3304 with any questions or comments you may have regarding this filing.

Sincerely,

/s/ Patrick W.D. Turley, Esq.
Patrick W.D. Turley, Esq.